Exhibit 99.3

ASML

Many ways to shrink:

The right moves to 10 nanometer and beyond

Martin van den Brink

President & Chief Technology Officer

24 November 2014

INVESTOR DAY

ASMLSMALLTALK2014

LONDON

Forward looking statements

ASML

Public

Slide 2

November 2014

This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to our outlook, expected customer demand in specified market segments, expected sales levels and trends, our market share, customer orders and systems backlog, IC unit demand, expected or indicative financial results or targets, including revenue, gross margin, expenses, gross margin percentage, opex percentage of sales, tax percentage, cash conversion cycle, capex percentage of sales, credit rating and earnings per share, expected shipments of tools and the timing thereof, including expected shipments of EUV and DUV tools, productivity of our tools and systems performance, including EUV system performance (such as endurance tests), the development of EUV technology and timing of shipments, development in IC technology, including shrink scenarios, NAND technology development and cost estimates, expectations on development of the shrink roadmap across all of our systems, upgradeability of our tools, system orders, customer transition estimates, expected transition scaling, forecasted industry developments, including expected smartphone, tablet and server use in future years, and expectations relating to new applications including wearable devices and connected devices, expected investment pay-back time for foundries, expected construction of additional holistic lithography infrastructure, the continuation of Moore’s Law, and our dividend policy and intention to repurchase shares. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them.

Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, affordability of shrink, the continuation of Moore’s Law, the impact of manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products and customers meeting their own development roadmaps, market demand for our existing products and for new products and our ability to maintain or increase or market share, the development of and customer demand for multi-patterning technology and our ability to meet overlay and patterning requirements, the number and timing of EUV systems expected to be shipped, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, EUV system performance and customer acceptance, availability of raw materials and critical manufacturing equipment, trade environment, our ability to reduce costs, changes in exchange rates and tax rates, available cash, distributable reserves for dividend payments and share repurchases, changes in our treasury policy, including our dividend and repurchase policy, completion of sales orders, the risk that key assumptions underlying financial targets prove inaccurate, including assumptions relating to market share, lithography market growth and our customers’ ability to reduce productions costs, risks associated with Cymer, which we acquired in 2013, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

ASML

Public

Slide 3

November 2014

Content

Industry Challenges

The desire to shrink

The device challenges

The scaling challenges

ASML Solutions

Our holistic approach to extend immersion

The process simplification by using EUV

Moore’s Law: the rice-and-chessboard challenge

The benefits of shrink are irresistible

ASML

Public

Slide 4

November 2014

Public
Slide 5
November 2014

Driving the semiconductor industry: Moore's Law;
"…home computers…and personal portable communication…"


NOTIONS
HANDY HOME COMPUTERS
SALE
COSMETICS

Gordon Moore's prediction, 1965

Integrated circuits will lead to such wonders as home computers—or at least terminals connected to a central computer—automatic controls for automobiles, and personal portable communications equipment. The electronic wristwatch needs only a display to be feasible today.

But the biggest potential lies in the production of large systems. In telephone communications, integrated circuits in digital filters will separate channels on multiplex equipment. Integrated circuits will also switch telephone circuits and perform data processing.



Reality, ~ 50 years later, 2014

Source: Gordon E. Moore,
"Cramming More Components onto Electronic Circuits",
Electronics, pp114-117, April 19, 1965

Some question if Moore's Law can continue

ASML
Public
Slide 6
November 2014


c|net
Search CNET
End of Moore's Law: It's not j
about physics
A DARPA director argues that the end of the Moore's Law -- which why you now have a tablet in your hand -- could come about bec insurmountable economic challenges.
by Brooke Crothers @mbrookec / August 28, 2013 6:15 AM PDT
ZDNet
Hot Topics
Reviews
Downloads
Newsletters
White Papers
Moore's Law: the end is near-ish!
PCWorld
Work. Life. Productivity.
Seeking Alpha α
Read. Decide. Invest.
Intel: The End Of Moore's L
OK, OK, so we are not yet at the end of Moo
end from here.
Moore's Law comes to us from Gordon Moore
Semiconductor (FCS) and, later, Intel Corpo
Moore wrote a paper in 1965 describing his
transistors on a given cost integrated circu
invention of the integrated circuit, and his
transistors would continue to double, at th
the foreseeable future. The subtle detail th
discussions of Moore's Law is that the num
SAME COST. So the size of a transistor has
less expensive.
IBS
Cost per Million Gates ($)
.0450
.0400
.0350
.0300
.0250
.0200
.0150
.0100
.0050
.0000
.0401
.0282
.0194
.0140
.0142
.0162
90nm
65nm
40nm
28nm
20nm
16/14nm
s
Node of Moore's
nc.
e imminent demise of Moore's Law
e predictions have been targeting
end-point. But we need to
ctually the last node of Moore's

Mobile applications continue to be on an yearly cadence device and litho innovations driving area, power and performance

ASML

Public

Slide 7

November 2014

28PolySiON

28HKMG Area

Transistor Power

20HKMG Performance

Litho

14/16FF

Transistor

Litho 10FF

‘12 ‘13 ‘14 ‘15 ‘16

Source: Esin Terzioglu, Qualcomm, EUV symposium, Oct 2014

Mobile chips integrating functionality faster than shrink

Apple: first high volume 20nm process in the iPhone 6(+)

ASML
Public
Slide 8
November 2014


Add Functionality
Add Functionality
IC Shrink 41%
Add Functionality
Add Functionality
Apple A6X
New Dual Core and 4-GPU needed for Retina Display iPad 4
123 mm² – 32 nm
IC Shrink 15% and added 64bit
Apple A8 iPhone 6/6+
2-core 64bit & 4-GPU's
2 Billion transistors
90mm² – 20 nm
Apple A6
New Dual Core and 3-GPU needed for Retina Display
97 mm² – 32 nm
IC Shrink 12%
De-featuring
Apple A4
1-Core and 1-GPU
53 mm² – 45 nm
Apple A5
2-Core and 2-GPU
needed for iPad Display
122 mm² – 45 nm
Apple A5X – iPad 3
2-Core and 4-GPU
needed for Retina Display
169 mm² – 45 nm
Apple A5S – AppleTV, iPad2, iPAd Mini, iPod Touch
70 mm² – 32nm
Apple A7 - iPhone 5S & iPad Air
Two 64bit cores
1 Billion transistors
102 mm² – 28 nm Apple
Apple A5_3 - AppleTV
Single Core, 2-GPU 38 mm² – 32 nm
45nm
32nm
28nm
20nm

Source: Apple

And area and cost per function reduction accelerates

ASML

Public

Slide 9 November 2014

$/mm2

Normalized Capital Growth ($/mm2)

100

10

1

0.13 um

90 nm

65 nm

45 nm

32 nm

22 nm

14 nm

10 nm*

X

mm2/transistor

Normalized Area/Transistor Growth (mm2/transistor)

1

0.1

0.01

0.13 um

90 nm

65 nm

45 nm

32 nm

22 nm

14 nm

10 nm*

=

$/transistor

Normalized Cost per Transistor ($/transistor)

1

0.1

0.01

0.13 um

90 nm

65 nm

45 nm

32 nm

22 nm

14 nm

10 nm*

7 nm*

Source: Bill Holt, Intel, “Intel Investor meeting”, Nov 2014, *forecast

And is a competitive item between chip makers

ASML

Public

Slide 10

November 2014

Area Scaling

Log Scale

~15%

*35%

~45%

Intel

Intel’s view on TSMC’s shrink1

TSMC reaction on Intel2

32/28 nm 22/20 nm 14 nm*/16FF 10 nm*

Sourcews:

1Bill Holt, Intel investor conference, Nov 2013

2Mark Liu, TSMC analyst call, Jan 2014

The challenge of Moore's law chessboard in numbers
What about our customers challenges?

Public
Slide 11
November 2014



1	2	4	8	16	32	64	128
256	512	1024	2048	4096	8192	16384	32768
65536	131072	262144	524288	1048576	2097152	4194304	8388608
16777216	33554432	67108864	1.34E+08	2.68E+08	5.37E+08	1.07E+09	2.15E+09
4.29E+09	8.59E+09	1.72E+10	3.44E+10	6.87E+10	1.37E+11	2.75E+11	5.5E+11
1.1E+12	2.2E+12	4.4E+12	8.8E+12	1.76E+13	3.52E+13	7.04E+13	1.41E+14
2.81E+14	5.63E+14	1.13E+15	2.25E+15	4.5E+15	9.01E+15	1.8E+16	3.6E+16
7.21E+16	1.44E+17	2.88E+17	5.76E+17	1.15E+18	2.31E+18	4.61E+18	9.22E+18

Shrink scenarios for logic devices

ASML

Public

Slide 12

November 2014

Bulk CMOS at 100 nm gate length: open

SOURCE GATE DRAIN

Bulk CMOS at 100 nm gate length: closed

SOURCE GATE DRAIN

N 20

Bulk CMOS:

Complementary Metal Oxide Semiconductor

N 20 / N 14

SOI: Partially depleted Silicon on insulator

N10

SOI: Fully depleted Silicon on insulator

N 20 / N 7

Bulk FinFet :

fin field effect transistor

N 7 / N 5

SOI FinFet :

silicon on insulator fin field effect transistor, III-V

N 5 / N 3.5

Gate-all-around transistor

Shrink scenarios for logic devices

Public
Slide 13
November 2014


Bulk CMOS 20 nm: open
SOURCE
GATE
DRAIN
Bulk CMOS 20 nm: closed
SOURCE
GATE
DRAIN

N 20	N 20 / N 14	N10	N 20 / N 7	N 7 / N 5	N 5 / N 3.5
Bulk CMOS: Complementary Metal Oxide Semiconductor	**SOI:** Partially depleted Silicon on insulator	**SOI:** Fully depleted Silicon on insulator	**Bulk FinFet :** fin field effect transistor	**SOI FinFet :** silicon on insulator fin field effect transistor, III-V	Gate-all-around transistor

Shrink scenarios for logic devices

ASML

Public

Slide 14

November 2014

Solution 1:

Silicon on insolator

SOURCE GATE DRAIN

N 20

Bulk CMOS:

Complementary Metal Oxide Semiconductor

N 20 / N 14

SOI: Partially depleted Silicon on insulator

N10

SOI: Fully depleted Silicon on insulator

N 20 / N 7

Bulk FinFet :

fin field effect transistor

N 7 / N 5

SOI FinFet :

silicon on insulator fin field effect transistor, III-V

N 5 / N 3.5

Gate-all-around transistor

Shrink scenarios for logic devices

ASML

Public

Slide 15

November 2014

Solution 2:

Bulk FinFet

SOURCE GATE DRAIN

N 20

Bulk CMOS:

Complementary Metal Oxide Semiconductor

N 20 / N 14

SOI: Partially depleted Silicon on insulator

N10

SOI: Fully depleted Silicon on insulator

N 20 / N 7

Bulk FinFet :

fin field effect transistor

N 7 / N 5

SOI FinFet :

silicon on insulator fin field effect transistor, III-V

N 5 / N 3.5

Gate-all-around transistor

Shrink scenarios for logic devices

ASML

Public

Slide 16

November 2014

Gate all around: Open

SOURCE GATE DRAIN

Gate all around: Closed

SOURCE GATE DRAIN

N 20

Bulk CMOS:

Complementary Metal Oxide Semiconductor

N 20 / N 14

SOI: Partially depleted Silicon on insulator

N10

SOI: Fully depleted Silicon on insulator

N 20 / N 7

Bulk FinFet :

fin field effect transistor

N 7 / N 5

SOI FinFet :

silicon on insulator fin field effect transistor, III-V

N 5 / N 3.5

Gate-all-around transistor

No end in sight for logic scaling

ASML

Public

Slide 17

November 2014

N 20

Bulk CMOS:

Complementary Metal Oxide Semiconductor

N 20 / N 14

SOI: Partially depleted Silicon on insulator

N10

SOI: Fully depleted Silicon on insulator

N 20 / N 7

Bulk FinFet :

fin field effect transistor

N 7 / N 5

SOI FinFet :

silicon on insulator fin field effect transistor, III-V

N 5 / N 3.5

Gate-all-around transistor

Significant architectural innovations ahead for Memory

ASML

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Slide 18

November 2014

Speed & Bandwidth

Working Memory

Cost

SRAM

DRAM

Storage Class Memory

NAND HDD

On-chip NVM

Endurance

ReRAM/STT-MRAM eFlash

PCRAM/ReRAM

3D-ReRAM 3D-NAND

Retention

Capacity

Source: Meng-Fan Chang, NTU Taiwan, Resistive memory workshop, Stanford, Oct 2014

2D NAND vs 3D V-NAND Challenges

ASML

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Slide 19

November 2014

2D Cell to cell interference

Over 30nm D/R Over 30nm Over 30nm

Cell Cell

e- e-

20nm

e- e-

10nm

e- e-

1 2

3D Aspect ratio

Over 30nm

e-

e-

e-

e-

Design Rule (nm)

2D Planar

3D V-NAND / No Patterning Limitation

8 stack 24 stack

16Gb 128Gb 1Tb

128Gb

‘03 ‘05 ‘07 ‘09 ‘11 ‘13 ‘15 ‘17 Year

Source: Jung, Samsung, Flash Memory Summit, Santa Clara, Aug 2013

NAND memory continuing on multiple fronts

2D extensions, 3D introduction and ReRam coming

ASML

Public

Slide 20

November 2014

2D NAND

BiCS Bit

Cost

Scalable 3D

NAND

3D ReRAM

3D Resistive

RAM

2013 2014 2015 2016 2017

19 nm 15 nm …? X2, x3 X2, x3

BiCS Pilot, 3D Productions

ReRAM Technology Development

Source: Siva Sivaram, Sandisk investor day presentation, May 2014.

NAND memory continuing on multiple fronts

2D extensions, 3D introduction and ReRam coming

ASML

Public

Slide 21

November 2014

2D NAND

BiCS Bit

Cost

Scalable 3D

NAND

3D ReRAM

3D Resistive

RAM

Scalable Below 10 nm; New Product Categories

Lower Latency

3D Stacking

Lower Power/Energy

Scaling Potential

Higher Endurance

3D ReRAM

Source: Siva Sivaram, Sandisk investor day presentation, May 2014.

NAND memory continuing on multiple fronts

2D extensions, 3D introduction and ReRam coming

ASML

Public

Slide 22

November 2014

2D NAND

BiCS Bit

Cost

Scalable 3D

NAND

3D ReRAM

3D Resistive

RAM

Memory Technology Timelines

2013 2014 2015 2016 2017

DRAM 25nm 20nm 1Xnm 1Ynm

NAND 16nm Planar 3D NAND 32Tier 3D NAND Next Gen

3D Packaging HMC Next Gen

New Memory New Memory A Gen 1 New Memory B Gen 1

50 nm

Top Electrode

Cu Ion Reservoir

Bridge

Electrolyte

Dielectric BE Dielectric

Hybrid Memory Cube

Resistive RAM

Source: Siva Sivaram, Sandisk investor day, May 2014

Scott DeBoer, Micron investor day, Aug 2014

Critical requirements for scaling 3D memory devices

Etch aspect ratio vs litho scaling cost challenge

ASML

Public

Slide 23

November 2014

Vertical NAND

Gates around conductive vertical channel

Lithography light, critical overlay to top layer

Deposition and deep etch intensive, horizontal density limited due to etch aspect ratio. Key : deep contact etch

Large gate size

Cross bar ReRAM

Perpendicular gate and channel architecture with horizontal conduction

Lithography intensive (< 15nm, EUV)

Deposition and litho etch per layer similar to 2D, density determined by litho

Scalable gate possible

New memory competes with DRAM and NAND extensions

and its likely delayed transition determined by cost scaling

ASML

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Slide 24

November 2014

Cost Reduction Rate

DRAM NAND

New Memory

PCRAM . 42nm 1Gb . 25nm 16Gb

STT-MRAM

ReRAM . 25nm Tech

Intercept

DRAM Managed DRAM

NAND 3D NAND

New Memory Slow Tech Maturity

Time & Tech Node

Source: S.W. Park, Hynix, ITPC Hawaii, Nov 2014

Sub-resolution imaging requires multiple litho steps

ASML

Public

Slide 25

November 2014

Process Flow

2D Multi Patterning or EUV single expose

LELE (or EUV SE)

LE #1 LE #2

LELELE (or EUV SE)

LE #1 LE #2 LE #3

1D Self Aligned Multiple Patterning (SAMP)

SADP (D=Double)

Mandrel

Spacer

Spacer cut

Patterning cut(s)

SAQP (Q=Quadruple)

Mandrel

Spacer #1

Spacer #2

Spacer cut

Patterning cut(s)

Suitable for 1D or 2D patterning

Overlay control of each layer is a key

Suitable for 1D layout ( better CD, LWR control)

May need multiple cut patterns

10nm logic design can be done in 1D

..but at the penalty of 15% larger die at comparable design rules

2D

Die size: 100%

1D

Die size: 115%

ASML

Public

Slide 26

November 2014

EUV: reduced complexity & design rule simplification

Allowing 2D structures and potentially better yield

ASML

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Slide 27

November 2014

Able to employ jogs Reduced # vias (better yield) Less min. length (area) wires Able to connect to neighbor wire

Better freedom for redundant via insertion

Reduced MOL complexity by 2D M1

EUV

193i

EUV

193i

EUV

MP

V0

PO

MP

MD

TIN

TOP view

M1

V0

MD

MP

MP

FIN

PO

Cross-section showing connections

See next slide

Source: Esin Terzioglu, Qualcomm, EUV symposium, Oct 2014

10nm patterning choices & cost estimates

EUV lowest cost and complexity for 2D structures

ASML

Public

Slide 28

November 2014

EUV 2D structure Single layer solution

Cost for 1 layer 100%

Good pattern fidelity Re-use existing designs

ArFi LE4 2D structure Single layer solution

Cost for 1 layer ~ 170%

Insufficient pattern fidelity

NO SOLUTION

ArFi – 1D only 6-8 exposures in 3 layers (use separate layers for horizontal and vertical connections)

Cost for 2-3 layers > 250%

1-2 extra layers needed New integration scheme Significant cost increase

Continued significant cost reduction viewed as possible

but significant innovation is needed

ASML

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Slide 29

November 2014

Relative Cost Per Gate at Maturity

65 45 28 20/14 107

Technology Node (nm)

???

“traditional path”

- Primary culprit: litho cost

- New Materials Opportunities

- Multi-pattern cost down

- EUV lithography

- Design/tech co-optimization

- ….

Source: Esin Terzioglu, Qualcomm, EUV symposium, Oct 2014

EUV supports “free functionality” for the 7nm node

ASML

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Slide 30

November 2014

Doubling functionality (2x # gates) node-to-node

“Relative Cost”

N10 N7-193i N7-EUV LS

Source: Esin Terzioglu, Qualcomm, EUV symposium, Oct 2014

Industry production roadmap summary

ASML
Public
Slide 31
November 2014

	NAND / Non Volatile Equivalent Node (Feq) Node = (WL + BL) / 2		DRAM / Volatile Memory Equivalent Node (Feq) HP≥ 79% of Feq		LOGIC Node / Metal-HP [nm]	MPU Node / Metal-HP [nm]
2009	35		52		40 / 70	32 / 60 (planar)
2010	28		48		32 / 50	(1268)
2011	22		38		28 / 45	22 / 40 (finFET)
2012	19		33			(1270)
2013	17		28 ($6F^2$)		20 / 32 (planar)	14 / 30 (finFET)
2014	15	43 3D^{16lyrs}	25 ($6F^2$)		14~16 / 32 (finFET)	(1272)
2015	15	43 3D^{24lyrs}	22 ($6F^2$)			10 / 20 (finFET)
2016	12	43 3D^{32lyrs}	19 ($6F^2$)	22 ($4F^2$)	10 / 23 (finFET)	(1274)
2017	16 RERAM^{8lyrs}	35 3D^{32lyrs}	19 DRAM	19 STT-MRAM		7 / 14 (finFET)
2018	12 RERAM^{8lyrs}	30 3D^{32lyrs}	17 STT-MRAM		7 / 16 (finFET)	(1276)
2019		25 3D^{32lyrs}	15 STT-MRAM			5 / 10 (finFET)
2020	10 RERAM^{8lyrs}	35 3D^{48lyrs}	13 STT-MRAM		5 / 11 (finFET)	(1878)
2021			11 STT-MRAM			3 / 7 (finFET)
2022	8 RERAM^{8lyrs}		10 STT-MRAM		3 / 8 (finFET)	(1880)

Single expose Pattern split / Cut mask | Double patterning - SPT | Double patterning - LxLE | EUV

Note: Node represents start volume (>10% unit share) of the typical customer roadmap

* Q2-2013 customer roadmaps

Industry production roadmap summary

ASML

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Slide 32

November 2014

NAND / Non Volatile Equivalent Node (Feq) Node = (WL + BL) / 2

DRAM / Volatile Memory Equivalent Node (Feq) HP≥ 79% of Feq

LOGIC Node / Metal-HP [nm]

MPU Node / Metal-HP [nm]

2009 35 52 40 / 70 32 / 60 (planar)

2010 28 48 32 / 50 (1268)

2011 22 38 22 / 40 (finFET)

2012 19 (1270)

2013 17 14 / 30 (finFET)

2014 16lyrs

2015 24lyrs

2016 32lyrs 19 (6F2) 22 (4F2) 10 / 23 (finFET)

2017 16 RERAM8lyrs 35 3D32lyrs 19 DRAM 19 STT-MRAM

2018 12 RERAM8lyrs 30 3D32lyrs 17 STT-MRAM 7 / 16 (finFET) (1276)

2019 25 3D32lyrs 15 STT-MRAM 5 / 10(finFET)

2020 10 RERAM8lyrs 35 3D48lyrs 13 STT-MRAM 5 / 11 (finFET) (1878)

2021 11 STT-MRAM 3 / 7 (finFET)

2022 8RERAM8lyrs 10 STT-MRAM 3 / 8 (finFET) (1880)

Single expose Pattern split / Cut mask

Double patterning - SPT

Double patterning - LxLE

EUV

Note: Node represents start volume (>10% unit share) of the typical customer roadmap

* Q2-2013 customer roadmaps

Estimated NAND EUV insertion

Estimated DRAM EUV insertion

Estimated Logic EUV insertion

Estimated MPU EUV insertion

Our customers moved to the second half of the board

During the past 66 years 1.4 shrink/year, with more moves to come!

ASML

Public

Slide 33

November 2014

High-end MPU: 5 billion transistors

6 Gb DRAM: 6 billion transistors

Jack Kilby’s first 1 transistor oscillator IC, 1958

High-end GPU: 7 billion transistors

High-end FPGA: 20 billion transistors

128 Gb SLC NAND: 137 billion transistors

12

256 512 1024 16384 32768

65536 131072 26214 4194304

16777216 33554432 67108864 1.34E+08 2.68E+08 5.37E+08 1.07E+09

4.29E+09 8.59E+09 1.72E+10 3.44E+10 6.87E+10 1.37E+11 2.7

1.1E+12 12 4.4E+12 8.8E+12 1 3.52E+13 7.0

2.8 4.5

7.21E+16 1.44E+17 2.88E+17 5.76E+17 1.15E+18 2.31E+18 4.61E+18 9.22E+18

Customer roadmap summary

ASML

Public

Slide 34

November 2014

Significant innovation ahead in logic including scaling enabling the continuation of cost reduction for the next 10 years

Logics environment very competitive relative to manufacturing cost dominated by shrink capability

Memory roadmap to be diversified through the offering on multiple hardware innovations connected through software

Continued shrink planned for the next 10 years to drive memory cost delivering power and speed performance in the memory architecture

EUV to bring process simplicity allowing 2D layout enabling more effective shrink

ASML

Public

Slide 35

November 2014

Content

Industry Challenges

The desire to shrink

The device challenges

The scaling challenges

ASML Solutions

Our holistic approach to extend immersion

The process simplification by using EUV

Multi-patterning complexity explodes using immersion

Public
Slide 36
November 2014


Layers
Masks
5A
4A
3A
21A
1A
0A
overlay
measurements
0B
5B
5C
4B
4C
3B
3C
3D
22A
22B
21B
1B
1C
1D
0C
0D
0E
5D
3E
22C
21C
21D
21E
21F
21G
21H
21I
1E
1F
Immersion

Node	28nm	20nm	10nm	7 nm all immersion
# of lithography steps	6	8	23	34
# OVL metrology	7	9-11	36-40	59-65

ASML

Public

Slide 37

November 2014

Our Challenge: keep scaling affordable

Scaling needs to create lower cost and improved performance

Affordable scaling in lithography can be achieved:

Holistic Lithography with both EUV and Immersion to drive on product requirements

Immersion: drive productivity and yield (overlay and focus control) with multiple patterning using advanced litho equipment

EUV: drive productivity and improve operational cost

ASML holistic lithography roadmap

Linking the scanner to YieldStar metrology and Tachyon design context

Public
Slide 38
November 2014


1. Advanced lithography capability
(Imaging, overlay and focus)
2. Metrology and control SW
Product wafers
3. BRION Computational lithography
Product reticles
4. Process window enlargement
5. Process window control
6. Process window detection
Stepper set up and layout optimization for maximum process window
Stepper control through on-product overlay, focus and CD feedback loops window
Design context used to identify hotspot and correct them

ASML

Public

Slide 39

November 2014

1) TWINSCAN immersion product roadmap

Enabling extension of customer roadmaps and control capital efficiency

Application Node On product 1st

Logic DRAM 190 WpH 230 WpH 250 WpH >275 WpH overlay Shipment

28 2H NXT:1950i 7 nm 2009

2M NXT:1960Bi 6.5 nm 2011

SNEP 1 NXT:1965Ci PEP 275 6.5 nm 2013

20/16/14 2L NXT:1970Ci PEP 275 <5 nm 2013

SNEP 2

10 1H NXT:1980Di <3.5 nm 2015

SNEP: System Node Extension Package

7 1M PEP: Productivity Enhancement Package NXT:next 2.5 nm 2017

ASML

Public

Slide 40

November 2014

2) YieldStar 250D; latest ASML metrology system

Providing Overlay, Focus and CD feedback for scanner control

Illumination

• Laser Pumped Plasma Source

• Narrow and wideband filters

• Wavelength extension to 765nm

Sensor:

• Optics to support wavelengths up to 780nm

• Faster cameras with higher detection efficiency

S-250D

MA time(s)

Average of 40% MAM improvement

1.2

$200

1

$250

0.8

0.6

0.4

0.2

0

Layers

TMU [nm]

Average of 30% TMU improvement

0.50

0.45

0.40

0.35

0.30

0.25

0.20

0.15

0.10

0.05

0.00

Layers

200-X 200-Y 250-X 250-Y

ASML

Public

Slide 41

November 2014

3) Negative tone develop model validation

10nm node metal layer wafer results (triple patterning, LELELE)

Model calibration RMS: 2nm (1D & 2D), Wafer DOF: 80nm, Across wafer CDU: 1.1nm

M1

Litho 1

Litho 2

Litho 3

Logic standard cell

SRAM

Source: Imec

ASML

Public

Slide 42

November 2014

4) Source-mask optimization of flexible illumination improves triple patterning process window >23%

SRAMs

Logic

Anchor

Exposure Latitude (%)

10 8 6 4 2 0

Tachyon SMO

Standard annular

+23%

DoF @ 5% EL

= 86 nm

DoF @ 5% EL

= 70 nm

0

20

40

60

80

100

Depth of Focus (nm)

10nm node metal1: 48nm min. pitch, 3 splits, NTD and M3D models used

One common source optimized for best imaging of all 3 splits (LELELE)

Source: Imec

ASML

Public

Slide 43

November 2014

5) 20% improvement in On Product Overlay (per lot) looking at the biggest excursions using integrated metrology

Max Overlay per Lot _X [nm]

Standalone metrology Lots

10 scanners, 3 YieldStar S200

Integrated metrology (IM) Lots

5 Litho-clusters with YieldStar T200

20% improvement with IM

OPO spec

Lots run on YieldStar (S on left, T on right, same sampling, same timeframe)

1 21 41 61 81 101 121 141 161 181 201 221 241 261 281 301 321 341 361 381 401 421 441 461 481 501 521 541 561 581 601 621 641 661 681 701 721 741 761 781 801 821 841 861 881 901 921 941 961

One month production data 2x node BEOL layer

Each data point is one Lot

ASML

Public

Slide 44

November 2014

6) Computational lithography now enters the fab provide metrology context reducing target and recipe design qualification

Overlay simulated and measured on customer product wafers of various markers and recipe combinations

• Physical overlay (measured) vs. Overlay accuracy KPI (simulated)

Physical overlay (measured) vs. TMU

Overlay accuracy KPI, simulated, [nm]

16 14 12 10 8 6 4 2 0

R2 = 0.8719

R2 = 0.3914

0.7 0.7 0.6 0.6 0.5 0.5 0.4 0.4 0.3 0.3

0 2 4 6 8 10 12 14 16

Total Measurement Uncertainty, TMU, [nm] (Reproducibility + 0-180° offset) measured,

Physical overlay, measured [nm]

Physical overlay measurement (SEM)

Overlay accuracy KPI Simulated

ΔSWA

Floor Tilt

Overlay (Accuracy) KPI:

OVL

Asymi

Asymi = {ΔSWA, Floor tilt,…}

MIN Marker, recipe

Overlay KPI (marker, recipe)

ASML

Public

Slide 45

November 2014

ASML enabled 18 moves on the chessboard in 30 years

1973: 1:1 Scanners,

3 um, 75 mm Wafers, 40 Wafers/hr,

5.4 Mpixel/s

1984: G/H line

1,2 um, 100 mm Wafers, 40 W/hr,

61 Mpixel/s

2014: 193 nm Immersion

19 nm, 300 mm Wafers, 250 W/hr,

14 Tpixel/s

1 2 4 8 16 1958 128

256 512 1024 2048 4096 8192 16384 32768

65536 131072 262144 524288 1048576 2097152 1973 8608

16777216 3355443 1984 ASML .34E+08 2.68E+08 5.37E+08 1.07E+09 2.15E+09

4.29E+09 8.59E+09 1.72E+10 3.44E+10 6.87E+10 1.37E+11 2.75E+11 5.5E+11

1.1E+12 2.2E+12 2014 .8E+12 1.76E+13 3.52E+13 7.04E+13 1.41E+14

2.81E+14 5.63E+14 1.13E+15 2.25E+15 4.5E+15 9.01E+15 1.8E+16 3.6E+16 7.21E+16

1.44E+17 2.88E+17 5.76E+17 1.15E+18 2.31E+18 4.61E+18 9.22E+18

Contact printing

1:1 scanners

DUV step scan or expose and repeat

ASML

Public

Slide 46

November 2014

Multi-patterning could explode, but EUV will simplify through less patterning and metrology steps

Layers

5A 4A 3A 21A 1A 0A

Masks

Layers

5A 4A 3A 3B 21A 1A 0A 0B

Masks

Layers

5A 5B 5C

4A 4B 4C

3A 3B 3C 3D

21A 21B 22A 22B

1A 1B 1C 1D

0A 0B 0C 0D 0E

5A 4A 3A 21A 22A 1A 1B 0A 0B

Masks

Layers

EUV

Masks

Node

28nm

20nm

10nm

7nm all immersion

7nm all EUV

# of lithography steps 6 8 23 34 9

# OVL metrology 7 9-11 36-40 59-65 12

ASML

Public

Slide 47

November 2014

NXE:3300B litho performance proven

Good imaging, overlay and full field pellicles

Focus

-60nm

0nm

60nm

NXE:3300B, 10 nm logic metal 1 layer example, 45 nm minimum pitch, 1.6 nm RMS

Full size pSi pellicle

realized, 103x122 mm,

85% (single pass)

transmission mounting

an evaluation in

progress

Matched Machine Overlay [nm]

5 4.5 4 3.5 3 2.5 2 1.5 1 0.5 0

EUV to Immersion overlay

Overlay X

Overlay Y

1 2 3 4

Source: ST, 2014

ASML

Public

Slide 48

November 2014

NXE:33x0B demonstrated power supports >1000 wpd

Up to 7 systems operational at >40W; 100W source operation demonstrated

Exposed speed @ dose-to-clear (cm2/s]

100 90 80 70 60 50 40 30 20 10 0

NXE:3100

Proto

Expose speed

Expose speed 3350B (calc.)

Projected WPD

NXE:3300B

Demonstrated WPD at multiple customer sites

(@customer conditions)

Lot overhead improvements

NXE:3350B

40W 80W 100W 80W 100W

1200 1000 800 600 400 200 0

Equivalent Productivity @ 15 mJ/cm2, 50% efficiency [w/day]

2Q12 2Q13 4Q13 1Q14 2Q14 3Q14 Oct. Oct. Oct. 3350B 3350B

Time

o Dose-to-expose is 2.5x dose-to-clear

o Productivity: field size 26x33 mm2, 96 fields/wafer, 50% efficiency

o NXE:3350B data calculated using measured transmission of last system

Multi-patterning planned with EUV on future nodes but…

>0.5 high-NA will simplify and extend roadmap again

ASML

Public

Slide 49

November 2014

Layers

5A 4A 3A 22A 21A 1A 1B 0A 0B

Masks

Layers

5B 5A 4B 4A 3A 3B 22A 21A 1A 1B 0A 0B

Masks

Layers

5B 5C 5A 4B 4C 4A 3A 3B 3C 3D 22A 22B 21A 21B 1A 1B 0A 0B 0C

Masks

Layers

5A 4A 3A 22A 21A 1A 1B 0A 0B

Masks

Layers

5B 5A 4B 4A 3A 3B 22A 21A 1A 1B 0A 0B

Masks

Node

7nm - EUV

5nm - EUV

3nm - EUV

5nm - high NA EUV

3nm - high NA EUV

# of lithography steps

9 12 19 9 12

# OVL metrology

12 18-22 29-36 12 18-22

We are preparing to make another 6 moves in 10 years

Our next move: 13nm EUV lithography

ASML

Public

Slide 50

November 2014

2019-2024: 13nm EUV

3 nm, 300 mm Wafers,

200 W/hr, 0.45 Ppixel/s

1 2 4 8 16 128

256 512 1024 2048 4096 8192 16384 32768

65536 131072 262144 524288 1048576 2097152 4 608

16777216 3355443 .34E+08 2.68E+08 5.37E+08 1.07E+09 2.15E+09

4.29E+09 8.59E+09 1.72E+10 3.44E+10 6.87E+10 1.37E+11 2.75E+11 5.5E+11

1.1E+12 2.2E+12 4.4E+12 .76E+13 3.52E+13 7.04E+13 1.41E+14

2.81E+ 1.13E+15 2.25E+15 4.5E+15 9.01E+15 1.8E+16 3.6E+16

7.21E+16 1.44E+17 2.88E+17 5.76E+17 1.15E+18 2.31E+18 4.61E+18 9.22E+18

19581

1973

1984

2014

2019/2024

Contact printing

1:1 scanners

DUV step scan or expose and repeat

EUV

1Jack Kilby’s oscillator contains ~ 50 pixels to be exposed through contact printing in 1 sec

Summary

ASML

Public

Slide 51

November 2014

Node progression enabled by immersion multi pass patterning and extended litho metrology and computational litho to control complexity

To address highly complex multi-patterning schemes, EUV insertion is likely at the 10nm logic and 7nm MPU node with full production one node later

ASML has demonstrated consistent EUV source progress. Today performance approaching 100W exposure power. System uptime remains a key challenge

EUV infrastructure supportive for above transition scenarios

Lithography roadmap defined down to the 3nm node

Had the King’s name been Moore….

ASML

Public

Slide 52

November 2014

He would have worked to find ways to scale down his grains, keep their nutritional value and double the amount with every move.

He could have fed the world, instead of having lost a Kingdom.

ASML

INVESTOR DAY

ASMLSMALLTALK2014

LONDON